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December 1, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Brigitte Lippmann
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

    Re:
    Dayton Superior Corporation
    Registration Statement on Form S-1
    File No. 333-137785

Dear Ms. Lippmann:

        On behalf of our client, Dayton Superior Corporation, an Ohio corporation (the "Company"), and pursuant to the applicable provisions of the Securities Act of 1933 and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the "Commission") a complete copy of Amendment No. 2 ("Amendment No. 2") to the above-captioned Registration Statement on Form S-1 of the Company, as amended (the "Registration Statement").

        This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Edward Puisis, the Company's Chief Financial Officer, dated November 27, 2006 from the staff of the Commission (the "Staff"). In addition, Amendment No. 2 updates certain of the disclosures contained in the Registration Statement.

        Where applicable, we have referenced the appropriate page number of the prospectus contained in the Registration Statement in our responses contained herein. The numbered paragraphs below set forth the Staff's comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General

1.
We have read your response to prior comment 6. However, you refer to "independent valuation experts" in Note (3) on page F-11. Please expand your disclosure to identify this party and provide their consent in accordance with Rule 463(a) of Regulation C or delete this reference.

        Response: In response to the Staff's comment, the Company has removed the referenced disclosure in the Registration Statement.

Our Company, page 1

2.
We note your response to prior comment 14. Please highlight the information in the supplemental materials that form the basis for your assertion that you are the leading North American provider of specialized products consumed in non-residential, concrete construction, and that you are the largest concrete forming and shoring rental company serving the domestic, non-residential construction market. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Business section of the filing.

        Response: In response to the Staff's comment, the Company has revised the referenced disclosure on pages 1, 29 and 48 of the Registration Statement regarding the Company's competitive position within its industry to state that its market position is based upon the Company's belief.

Risk Factors, page 8

Our substantial level of indebtedness. .. . page 8

3.
We note your response to prior comment 22. Please disclose whether the maximum amount of additional debt you can incur under your debt instruments will increase as a result of your proposed amendment to the 13% Senior Subordinated Notes indenture.

        Response: In response to the Staff's comment, the Company advises the Staff that page 8 of the Registration Statement discloses the maximum amount that is currently committed and available for borrowing under the Company's revolving credit facility. Page 8 of the Registration Statement also discloses the amount of additional borrowing capacity that will become available to the Company upon the effectiveness of the amendment to the Company's revolving credit facility described on page 4 of the Registration Statement under the caption "Recent Developments." Effectiveness of the revolving credit facility amendment is conditioned upon the consummation of the proposed amendment to the 13% Senior Subordinated Notes indenture. Without the amendment to the 13% Senior Subordinated Notes indenture, the indenture would otherwise prohibit the Company from borrowing the additional amounts made available to it upon the effectiveness of the revolving credit facility amendment.

Pro Forma Financial Information, page 24

4.
We may have further comments upon the completion of your pro forma financial information.

        Response: The Company acknowledges the Staff's comment and intends to promptly reply to any further comments concerning pro forma financial information.

5.
We have read your response to prior comment 7. Regarding the third bullet, you indicate that the $700,000 of compensation expense is not recognized at the effective date of the IPO because the award that gives rise to the expense will be converted to a service award that vests over time in accordance with SFAS 123R. Given that you are required to present your pro forma statement of operations as if the transactions occurred at the beginning of the fiscal year presented, tell us why for pro forma purposes, you have not recorded one-fourth of the compensation expense for the year ended December 31, 2005 and three-fourths of this annual compensation for the nine months ended September 30, 2006. Refer to Rule 11-02 of Regulation S-X.

        Response: In response to the Staff's comment, the Company has revised the pro forma statement of operations for the nine months ended September 30, 2006 to include three months of compensation expense associated with the June 30, 2006 grant of 464,157 shares of Class A common stock (the "Stock Grant"). The Company believes that this presentation gives pro forma effect to the consummation of this offering as required. The Company does not believe that it should give pro forma effect to the Stock Grant as if it had occurred at an earlier date since the Stock Grant is unrelated to this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 29

Results of Operations, page 30

6.
We have read your response to prior comment 29. You have noted that quarterly 2006 gross profit percentages have increased from their respective prior periods. However, we note your disclosure on page 3 of Appendix D where you indicate that you had experienced similar periods of promising growth, only to have a subsequent quarter fail to meet expectations. Therefore, please revise your document to discuss gross profit as a percentage of revenues and address this negative trend as originally commented in our letter dated October 30, 2006.

        Response: In response to the Staff's comment, the Company has revised the referenced disclosure on page 30 of the Registration Statement to include a discussion of the decrease in gross profit as a percentage of revenues from 2001 to 2005.

Liquidity and Capital Resources, page 35

7.
We note your response to prior comment 30. However, we note, for example, that the indenture for the 10 3/4% Senior Second Secured Notes due 2008 contains a financial covenant that the company may not incur additional indebtedness if the consolidated fixed charge coverage ratio is greater than 2.25 to 1.0. Therefore, please disclose whether you are in compliance with the financial ratios in your debt instruments.

        Response: In response to the Staff's comment, the Company respectfully submits that the indenture governing the 10 3/4% Senior Second Secured Notes due 2008 does not require compliance with, or maintenance of, this ratio, except to the extent the Company proposes to incur additional indebtedness in the future pursuant to the fixed charge coverage ratio provision of the indenture's indebtedness covenant. Because the indenture's indebtedness covenant includes other carve-outs that permit sufficient borrowing, the Company does not feel that its inability to incur additional indebtedness under this particular clause of the indenture is material.

8.
We note that you believe that, cash flow from operations and available borrowings under the revolving credit facility will be adequate to meet liquidity requirements for the next 12 months; however, you are also seeking consents to incur additional debt. Please disclose whether you plan to incur additional debt under the 13% Senior Subordinated Notes indenture and state how you plan to use these funds. Also clarify why you are seeking to amend the indenture given that you are using a portion of the proceeds of the offering to repay this debt.

        Response: In response to the Staff's comment, the Company has revised the disclosure on page 4 of the Registration Statement to clarify that the amendment to the above referenced indenture will permit the Company to incur additional indebtedness under its revolving credit facility, which is also being amended as described on page 4 of the Registration Statement under the caption "Recent Developments." The Company does not have any intention to, and the amendment to the indenture is not designed to permit, the issuance of additional 13% Senior Subordinated Notes. The Company does not currently have any definitive plans to borrow the increased amounts available under its revolving credit facility, but does intend to borrow under the revolving credit facility from time to time to fund working capital.

9.
Please tell us why the Safway Notes interest payment due on September 30, 2006 was late.

        Response: In response to the Staff's comment, the Company has revised the disclosure on page 38 of the Registration Statement to clarify that the above referenced payment was remitted on a timely basis. Pursuant to the definitive documentation governing the Safway Notes, a payment that would otherwise be due on a day that is not a "Business Day" becomes due on the next succeeding Business Day. Because September 30, 2006 fell on a Saturday, a day that is not a "Business Day" under the definitive documentation governing the Safway Notes, the interest payment was timely wired on October 2, 2006, the Business Day succeeding the interest payment date.

Legal Matters, page 81

10.
We reissue prior comment 40. Since you expect to price the shares at a range of $13 to $15, it appears the company can estimate the fair market value of the shares held by counsel. Please disclose the fair market value of the securities owned, received and to be received, or subject to options, warrants or rights received or to be received by counsel if it exceeds $50,000. See Instruction to Item 509 of Regulation S-K.

        Response: In response to the Staff's comment, the Company has revised the last sentence under the caption "Legal Matters" on page 85 of the Registration Statement to include an estimate of the value of the shares in which the named persons have an indirect interest.

Consolidated Financial Statements for the year ended December 31, 2005

Note (3) Summary of Significant Accounting Policies—Goodwill and Intangibles, page F-10

11.
We have read your response to prior comment 41. Please expand your goodwill critical accounting policy to fully discuss how you determined the fair value of your business segments as of December 31, 2004 and December 31, 2005. The information you present should clearly indicate the method you used to determine these fair values and why you do not believe a discounted cash flow analysis is reliable under the circumstances. You indicate that your valuation involves numerous complex, qualitative considerations and judgments with respect to your relative investment characteristics, among other factors. Ensure that your disclosures fully address these qualitative considerations and judgments.

        Response: In response to the Staff's comment, the Company has revised the disclosure on pages 40 and F-10 of the Registration Statement to expand the Company's "Critical Accounting Policy" on "Goodwill and Intangible Assets."

Note (5) Common Shares Subject to Put Option, page F-16

12.
We have read your response to prior comment 46 and have the following additional comments.

•
With reference to EITF D-98, tell us why you have differentiated between those common shares that are currently redeemable and those that are not. Based on the terms of your Management Stockholders' Agreement and the guidance in EITF D-98, it is unclear to us why you are not required to reflect all your common stock subject to the agreement as temporary equity pursuant to ASR 268. Please advise and revise your disclosures as appropriate.

        Response: In response to the Staff's comment, the Company advises the Staff that the shares categorized as "Currently Redeemable" in Note (5) represent shares held by parties subject to the Management Stockholders' Agreement whose employment has been terminated by the Company during the year ended December 31, 2005. Most of the outstanding shares of the Company's common stock are held by persons or entities that are not entitled to redemption rights under the Management Stockholders' Agreement and, as a result, are not redeemable under any circumstances. As of the date presented, the shares categorized as "Currently Redeemable" in Note (5) were the only shares currently redeemable under the Management Stockholders' Agreement. The remaining shares subject to the Management Stockholders' Agreement are not currently redeemable and will not become redeemable except upon the occurrence of certain specified events beyond the Company's control. All of the shares held by parties subject to the Management Stockholders' Agreement that are currently or may in the future become redeemable are classified outside of Shareholders' Equity in accordance with

EITF D-98. The Company has categorized the remaining balance of shares as permanent shareholders' equity. The Company has revised the disclosure on pages F-19 and F-43 of the Registration Statement accordingly.

  •
  Expand your disclosure to clarify how the appraised fair market value is defined in the agreement. If the appraised fair market value as defined in the agreement is different than SFAS 123R's definition of fair value, revise your financial statements and disclosures throughout the filing to clarify. Based on the information currently provided in Appendix D, we assume the appraised fair value is not materially different than fair value as determined by SFAS 123R.

        Response: In response to the Staff's comment, the Company has revised the disclosure in the Registration Statement on pages 42 and F-15 to clarify how the appraised fair market value is defined in the Management Stockholders' Agreement. In short, the Management Stockholders' Agreement provides that, in cases where the termination of a management employee occurs during the first half of a given year, such employee's shares become subject to redemption by the Company (at the employee's option) at a price equal to the most recently completed annual appraisal mandated by the Management Stockholders' Agreement. The Company advises the Staff that the redemption value of the shares of the Company's common stock determined pursuant to the Management Stockholders' Agreement has not been materially different than the fair value of its common stock determined as required by SFAS 123R except with respect to the determination of fair value at September 29, 2006. The difference in the redemption value pursuant to the Management Stockholders' Agreement as of September 29, 2006 and the fair value as determined by SFAS 123R is a function of the terms of the Management Stockholders' Agreement relating to employees whose employment is terminated after June 30 of a fiscal year. The Management Stockholders' Agreement provides that those employees' shares become redeemable at a redemption price determined on a weighted average basis (based on the date of termination) between the appraised value at the beginning of the year and the appraised value at the end of the year in which termination occurs. The weighted average approach mandated by the Management Stockholders' Agreement for determining the redemption value of shares held by employees who are parties to that agreement and whose employment is terminated in the second half of a fiscal year causes the redemption value of those shares to differ from the fair market value of those shares at September 29, 2006. For purposes of calculating the redemption value of shares held by employees who may in the future become entitled to redemption rights under the Management Stockholders' Agreement, the Company assumed that those employees' redemption rights came into existence on September 29, 2006 solely for purposes of calculating the redemption value of their shares for accounting purposes. As a result, the redemption value of those shares that may in the future become subject to redemption was also determined using the weighted average approach mandated by the Management Stockholders' Agreement, assuming a termination date of September 29, 2006.

  •
  You indicate that the most recent annual appraisal resulted in a negative value for the Company's stockholders' equity as the Company had been unable to consistently sustain positive cash flow from non-financing activities. It is unclear to us why, given your subsequent disclosure that in the two most recent fiscal years VRC only utilized a market multiple method of valuation, you have referred to your cash flows to explain how you determined the negative value of your equity. Please clarify.

        Response: In response to the Staff's comment, the Company advises the Staff that the appraised value of its common equity at December 31, 2005 was $1.50 per share (without giving effect to the 2.1673 for 1.0 stock split to be effected in connection with the offering). The $1.50 per share (pre-split) value was arrived at by VRC after VRC had examined all relevant facts and circumstances available to it as of that date. Among the facts and circumstances that influenced VRC were:

  •
  the fact that the Company had not generated positive cash flows from non-financing activity for several years;

  •
  VRC's determination that the Company's was not able to reliably project future cash flows due to the cyclical and seasonal nature of the Company's business and the lack of near-term visibility with respect to non-residential construction activity;

  •
  the results of VRC's market multiple method of valuation; and

  •
  the possibility that the Company's prospects could improve in the future.

        Based on the foregoing, VRC appraised the value of the Company's common equity at a $1.50 per share (pre-split) as of December 31, 2005, even though a discounted cash flow analysis was determined to be unreliable and a market multiple method would have yielded a negative value. VRC's conclusion was based on an option pricing model contemplating the possibility that the Company might again become profitable in the future.

•
Specifically address and disclose the material assumptions used to arrive at the appraised fair market value as of December 31, 2004, December 31, 2005, June 30, 2006 and September 30, 2006. Tell us and disclose how "adjusted EBITDA" is defined; provide us the calculation of such amount for December 31, 2004, December 30, 2005, June 30, 2006 and September 30, 2006; and tell us and disclose the multiples that were utilized as of each period. Disclose the underlying reasons for any changes in these multiples.

        Response: In response to the Staff's comment, the Company has revised the disclosure in the Registration Statement on page 42 by adding an additional "Critical Accounting Policy" which includes the material assumptions used to arrive at the appraised fair value of the Company's common stock. In addition, the Company has revised the disclosure on pages 40, 43 and F-15 in the Registration Statement to include a general discussion of the way the Company calculates adjusted EBITDA and on pages F-15 and F-38 of the Registration Statement to include the implied adjusted EBITDA multiples that were utilized as of each of the dates referenced in your comment.

        Although implied adjusted EBITDA multiples are part of the data that the Company took into account in arriving at an enterprise value at each of the referenced dates, the Company also gave careful consideration to all of the facts and circumstances available for the Company's consideration at each of those dates. The critical factors affecting the Company's analysis include:

  •
  the VRC appraisal obtained within 90 days of the end of each fiscal year pursuant to the Management Stockholders' Agreement;

  •
  the lack of liquidity for the Company's capital stock as a private company;

  •
  the Company's historical operating results;

  •
  the Company's historical operating results compared to budget;

  •
  the outstanding amount of the Company's indebtedness;

  •
  recent impairment charges;

  •
  the level of activity in the non-residential construction industry;

  •
  the Company's future prospects;

  •
  the likelihood of a future liquidity event.

        The Company utilizes adjusted EBITDA as an additional internal measure of performance and calculates adjusted EBITDA by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income consisting of: (i) goodwill impairment charges; (ii) losses on early extinguishment of long-term debt; (iii) gains (losses) from disposals of property, plant and equipment; (iv) facility closing and severance expenses; (v) non-cash compensation expense and (vi) non-operating items of expense (income).

        In determining the fair value of the shares of its common stock, the Company has historically calculated an implied adjusted EBITDA multiple derived from VRC's assessment of the Company's per share and/or enterprise value pursuant to the annual independent appraisal mandated by the Management Stockholders' Agreement. Historically, the appraised per share and/or enterprise value and the implied adjusted EBITDA multiples derived therefrom have produced valuations that were consistent with all of the facts and circumstances available for the Company's consideration at those times. In accordance with SFAS 123R, the Company deviated from the implied adjusted EBITDA multiples derived from VRC's annual assessments for purposes of determining fair value at September 29, 2006 and derived fair value using an adjusted EBITDA multiple of 9.82x. As discussed in greater detail in the response to comment 15 below, this deviation was made in light of all information available to the Company at that time, including: the Company's improving operating results, the increased likelihood of achieving sustainable profitability in the near term, continued improvements in the non-

residential construction industry, the Company's increasing confidence in its prospects for the full year 2006 and beyond and the increasing likelihood that an initial public offering would be consummated in the near term.

        The table below reconciles EBITDA to adjusted EBITDA, provides the implied multiples utilized at each applicable period, and calculates the fair value of the Company's common stock as of December 31, 2004, December 31, 2005, June 30, 2006, and September 29, 2006 (amounts below do not give effect to the 2.1673 for 1.0 stock split to be effected in connection with the offering):

	For the twelve months ended
	December 31, 2004	December 31, 2005	June 30, 2006	September 29, 2006
Net Income (Loss)	$(48,749)	$(114,703)	$(101,997)	$(95,682)
Cumulative Effect of Change in Accounting Principle	—	—	—	—
Provision (Benefit) for Income Taxes	16,185	639	854	1,098
Interest Expense	47,207	48,133	48,398	48,934
Interest Income	(559)	(163)	(68)	159
Depreciation Expense	30,749	32,857	29,754	29,081
Amortization of Intangibles	989	570	591	569

EBITDA	$45,822	$(32,667)	$(22,468)	$(15,841)
Impairment of Goodwill	—	64,000	64,000	64,000
Loss on Early Extinguishment of Long-term Debt	842	—	—	—
Loss (Gain) on Disposals of Property, Plant & Equipment	(248)	4,529	4,279	4,383
Facility Closing and Severance Expenses	2,036	1,712	1,658	1,543
Stock Option Expense			62	653
Other Expense / (Income)	(134)	(89)	59	(66)

Adjusted EBITDA	$48,318	$37,485	$47,590	$54,672
Implied Multiple	10.28	7.60	7.60	9.82
Enterprise Value	496,628	285,000	361,829	536,879
Long-term Debt, excluding Debt Discount	391,235	380,144	401,898	410,985
Equity Value	105,393	(95,144)	(40,069)	125,894
Common Shares and Equivalents Outstanding	4,716			5,165
Equity Value Per Share	$22.35	NM	NM	$24.37

        As noted in the table above, at December 31, 2005 and June 30, 2006, the Company valued the shares of its common stock at $1.50 per share based on an option pricing model contemplating the possibility that the Company might again become profitable in the future despite the fact that the Company's long-term debt exceeded its enterprise value on each of those dates.

  •
  Notwithstanding the above bullet which requests a discussion of the material assumptions used to arrive at the appraised fair value of your common stock, it also appears necessary to provide the clarifying information provided in Appendix D so that a reader may fully understand the changes to the fair value of your common stock during the periods presented.

        Response: In response to the Staff's comment, the Company has revised the disclosure in the Registration Statement on pages 42, F-15 and F-38 by adding an additional "Critical Accounting Policy" which explains the methods used by the Company in valuing its common stock for accounting purposes.

  •
  Tell us whether you provided any third parties with information regarding the fair value of your common stock or your company during 2004, 2005 or the nine months ended September 30, 2006. If so, provide us with such information.

        Response: In response to the Staff's comment, the Company advises the Staff that, except for information disclosed in the Company's publicly available filings with the Commission, it has not provided any third parties with information regarding the appraised fair value of its common stock during the periods referenced above.

  •
  If there is a difference in the fair value of the common shares as of September 30, 2006 and your estimated IPO price, please ensure you specifically address each significant factor contributing to this difference.

        Response: In response to the Staff's comment, the Company advises the Staff that the valuation of the Company's common shares as of September 29, 2006 was derived using an adjusted EBITDA multiple of 9.82x and trailing twelve-month adjusted EBITDA as of September 29, 2006. The Company expects that the IPO price will be determined based on a comparable adjusted EBITDA multiple and the market's estimate of the Company's future operating results as well as the other factors disclosed under the caption "Underwriting" on page 81 of the Registration Statement. As a result, the IPO price per share could well be different than the Company's valuation of its common shares at September 29, 2006. The fair value utilized as of September 29, 2006 for accounting purposes, on a stock-split adjusted basis, reflects a value of $11.30 per share. The proposed offering range is $13.00 to $15.00 per share.

  •
  Clarify whether the redemption amount will become the trading price of your stock upon effectiveness of this registration statement.

        Response: In response to the Staff's comment, the Company advises the Staff that the Company's obligation to redeem any shares of common stock pursuant to the redemption provisions of the Management Stockholders' Agreement will terminate upon the effectiveness of the Registration Statement.

  13.
  We note that you have disclosed in Note (5) on page F-17 that as of December 31, 2005 you have redemption values per share of $6.71, $10.19 and $1.50. Provide us with specific assumptions underlying each value.

        Response: In response to the Staff's comment, the Company advises the Staff that the redemption values of $6.71 and $10.19 represent shares held by parties to the Management Stockholders' Agreement whose employment was terminated by the Company during the second half of the year ended December 31, 2005. Pursuant to the terms of the Management

Stockholders' Agreement, these shares became subject to redemption at redemption values determined on a weighted average basis (based on the applicable date of termination) between the appraised value of the Company's shares at December 31, 2004 and the appraised value at December 31, 2005. The redemption value of $1.50 per share applies to the balance of the outstanding shares subject to the Management Stockholders' Agreement that are held by employees who may in the future become entitled to redemption rights under the Management Stockholders' Agreement and was derived pursuant to the terms of the Management Stockholders' Agreement, which requires the use of an independent appraisal as of December 31, 2005. The Company has revised the disclosure on page F-19 of the Registration Statement accordingly. For accounting purposes, the Company assumed that the shares held by employees who may become entitled to redemption rights at a future date had actually become redeemable as of the balance sheet date, at the redemption value as of that date.

  14.
  We note your response to prior comment 48. Please provide this clarifying information in the notes to your financial statements.

        Response: In response to the Staff's comment, the Company has included the requested disclosure on page F-19 of the Registration Statement.

Condensed Consolidated Financial Statements for the nine months ended September 30, 2006

Note (4) Stock-Based Compensation Plans, page F-37

  15.
  We have read your response to comment 57. See our comment above as it relates to prior comment 46. Specifically we do not understand reasonableness of the increase in your appraised fair value from $1.50 per share as of June 30, 2006 to $24.50 per share as of September 30, 2006.

        Response: In response to the Staff's comment, the Company respectfully submits that it did not believe that a valuation of $1.50 per share (pre-split) was appropriate at September 29, 2006. As more fully described on page 42 of the Registration Statement under the subheading "Common Stock Valuation" in the new "Critical Accounting Policy" added in response to comment 12 above, the Company determined that a valuation of $24.50 per share (pre-split) was an appropriate valuation as of September 29, 2006 in light of all information available at that time. This information included: the Company's improving operating results, the increased likelihood of achieving sustainable profitability in the near term, continued improvements in the non-residential construction industry evidenced by the increase in construction awards reported by the U.S. Department of Commerce,, the Company's increasing confidence in its prospects for the full year 2006 and beyond and the increasing likelihood that an initial public offering would be consummated in the near term. The critical differences between the facts and circumstances at June 30, 2006 and September 29, 2006 were the additional quarter of strong operating results as of September 29, 2006, the improving outlook for the Company's markets and the improvement in the Company's future prospects in the fourth quarter of 2006 and beyond. With only two quarters of positive results after a long period of disappointing results, the Company did not feel it was appropriate to depart from the most recent appraised value of $1.50 per share at June 30, 2006. As mentioned in Annex D to the Company's response letter dated November 14,

2006, the Company had had two positive quarters in earlier years where the full year performance later turned out to be disappointing. It was not until September 29, 2006 that the Company determined it was appropriate to look to public company adjusted EBITDA multiples as a guide to valuation and to depart from the value determined in the annual appraisal. The Company did not feel it was appropriate to look to public company adjusted EBITDA multiples after only two quarters of positive results. The changed facts and circumstances as of September 29, 2006, including the increases likelihood of consummating an initial public offering of common stock, yielded the increased valuation at September 29, 2006.

Form 10-K for the year ended December 31, 2005

Note (3) Summary of Significant Accounting Policies—Goodwill and Intangibles

  16.
  We have read your responses to comments 59 and 60. Please provide us with a more comprehensive response to these prior comments. Please address the concerns we have highlighted in the three bullets of prior comment 59. Specifically address what consideration you gave to the guidance set forth in paragraph 26 of SFAS 142 that goodwill of a reporting unit should be tested for impairment between annual tests in certain circumstances.

        Response: In response to the Staff's comment, the Company advises the Staff that, in accordance with paragraph 26 of SFAS 142, it tests impairment on an annual basis each year in the fourth quarter based on third quarter data. In addition, between testing periods, the Company also considers the criteria set forth in paragraph 28 of SFAS 142, which identify reasons for performing an impairment analysis at an interim date. Paragraph 28 of SFAS 142 provides, in relevant part: "Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not to reduce the fair value of a reporting unit below its carrying amount."

        In concluding that goodwill did not need to be tested during the course of fiscal year 2005 prior to the annual assessment, the Company considered that during fiscal year 2005 there were: (1) no significant changes in legal factors or the business climate, (2) no adverse actions by regulators, (3) no unanticipated competition, (4) no losses of key personnel, (5) no expectations of sales or disposals of reporting units, (6) no recoverability testing of long-lived assets performed, as there were no indications that events under SFAS 144 paragraph 8 had occurred, and (7) no goodwill impairment losses of a subsidiary. Additionally, the Company considered the following table of information in determining the need for an impairment assessment between annual assessments in accordance with SFAS 142 paragraph 28.

Trailing Twelve-Month Assessment (in thousands)

Last Twelve Months Ended	Gross Profit	% Change	Product Sales Gross Profit	% Change	Rental & Used Sales Gross Profit	% Change	EBIT	% Change	Adjusted EBITDA	% Change
9/30/2004	110,136		83,723		26,413		17,693		49,343
12/31/2004	107,304	-2.6%	82,808	-1.1%	24,496	-7.3%	14,792	-16.4%	48,318	-2.1%
3/31/2005	107,606	0.3%	82,291	-0.6%	25,315	3.3%	15,072	1.9%	48,721	0.8%
6/30/2005	105,009	-2.4%	79,927	-2.9%	25,082	-0.9%	12,823	-14.9%	45,803	-6.0%
9/30/2005	101,139	-3.7%	76,092	-4.8%	25,047	-0.1%	8,393	-34.6%	41,835	-8.7%

        Based on the information in the table above, management did not believe that the operating results for the fourth quarter of 2004 and the first and second quarters of 2005 indicated that the fair value of the product segment reporting unit was more likely than not below its carrying value. While the evaluation of second quarter results shows a decline in performance, based on the results of the previous two quarters and the fact that (1) this business is seasonal and (2) the third quarter has historically been a strong quarter for the Company, management did not believe that these results were indicative of anything other than a temporary trend and were therefore not a triggering event under SFAS 142. The Company performed its annual assessment in the fourth quarter of 2005 using third quarter 2005 data. The third quarter data indicated that the declining trend was other than temporary which is why the valuation resulted in such a significant charge.

        In regard to the operating segments, the data above show similar trends in product, rental, and used sales. Management believed at the end of the second quarter 2005 that, based on historical fluctuation in reporting units, the trend in these operating segments was also temporary and, therefore, not a triggering event for an interim assessment under SFAS 142. Additionally, based on the data evaluated at interim periods (shown in the table above), the Company did not believe that the fair value of long-lived assets was declining to a level close to or below carrying value to warrant significant concern at any interim period.

  17.
  Provide us with a detailed discussion of the underlying assumptions you used to determine that the excess fair value over the carrying value of your reporting units was $65 million as of October 1, 2004. Based on your $64 million charge to reduce the carrying value of goodwill to its implied fair value, we note that within a year the fair value of your reporting units decreased by almost $130 million. Please specifically address the facts and circumstances that led to a $130 million decrease in fair value and why such facts and circumstance that occurred during the first three quarters of fiscal year 2005 did not lead you to conclude that your goodwill should have been tested for impairment prior to annual assessment.

        Response: In response to the Staff's comment, as more fully disclosed above in response to comment 16, the Company advises the Staff that in determining the fair value of its reporting units it considered all of the facts and circumstances available to the Company at that time. The critical factors affecting the Company's analysis are similar to those considered by the Company in considering the fair value of its common shares and included: the decline in the Company's operating results; the Company's inability to meet operating results compared to budget, the decline in the level of activity in the non-residential construction industry; and the Company's uncertain future prospects.

        The Company respectfully refers the Staff to its response to comment 16 above for a discussion of the Company's determination that an interim goodwill impairment test was not warranted prior to the annual assessment in the fourth quarter of 2005.

Exhibit 5.1—Legal Opinion

  18.
  Where counsel refers to the Delaware General Corporation Law, counsel should confirm supplementally that it does not intend to exclude the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Counsel should file this correspondence on EDGAR, as it will be a part of the Commission's official file regarding this registration statement. Please see Section VIII.A.14 of our November 14, 2000 Current Issues Outline if you need more information.

        Response: In response to the Staff's comment, Latham & Watkins LLP hereby confirms that it concurs with the Staff's understanding that the reference to "the General Corporation Law of the State of Delaware" contained in its opinion to be filed as Exhibit 5.1 to the Registration Statement includes the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

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        We hope that the foregoing has been responsive to the Staff's comments and look forward to resolving any outstanding issues as quickly as possible. As you know, the Company hopes to finalize a preliminary prospectus next week so that it can complete this offering during the month of December. Thank you for all your assistance in helping the Company meet this schedule. Please do not hesitate to contact me at 212-906-1284 or my colleague, Michael Altschuler, at 212-906-1729 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,
Kirk A. Davenport II of Latham & Watkins LLP

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